
Exhibit 10.65
AMENDMENT NUMBER NINE
to the
Master Loan and Security Agreement
Dated as of March 21, 2002
by and between
E-LOAN, INC.
and
GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.


This AMENDMENT NUMBER NINE is made this 13th day of November, 2003, by and between E-LOAN, INC., having an address at 5875 Arnold Road, Dublin, California 94568 (the "Borrower") and GREENWICH CAPITAL FINANCIAL PRODUCTS, INC., having an address at 600 Steamboat Road, Greenwich, Connecticut 06830 (the "Lender"), to the Master Loan and Security Agreement, dated as of March 21, 2002, by and between the Borrower and the Lender, as amended (the "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.


RECITALS


WHEREAS, the Borrower has requested that the Lender agree to amend the Agreement to make certain modifications to definition of Maximum Credit under the Agreement as more expressly set forth below.

WHEREAS, as of the date of this Amendment Number Nine, the Borrower represents to the Lender that it is in compliance with all of the representations and warranties and all of the affirmative and negative covenants set forth in the Agreement and is not in default under the Agreement.

WHEREAS, the Borrower and the Lender have agreed to amend the Agreement as set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the mutual covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Effective as of November 13, 2003, Section 1 of the Agreement is hereby amended by deleting clause (3) to the definition of Maximum Credit and replacing it with the following:

> (3) the Maximum Credit for Mortgage Loans which are HELOCs or Second Lien Mortgage Loans may not exceed $130 million at any time; provided that, solely to the extent that the Lender has agreed to act as lead or co-lead underwriter with respect to such Mortgage Loans, such amount shall be increased to $150 million;

SECTION 2. Effective as of November 13, 2003, Section 1 of the Agreement is hereby amended by deleting clause (6) to the definition of Maximum Credit and replacing it with the following:

(6) the Maximum Credit for all HELOCs and Second Lien Mortgage Loans that are not covered by a Takeout Commitment may not exceed $60 million at any time and the Maximum Credit for all Mortgage Loans that are not covered by a Takeout Commitment may not exceed $100 million at any time .

SECTION 3. Fees and Expenses. The Borrower agrees to pay to the Lender all fees and out of pocket expenses incurred by the Lender in connection with this Amendment Number Nine (including all reasonable fees and out of pocket costs and expenses of the Lender's legal counsel incurred in connection with this Amendment Number Nine), in accordance with Section 11.03 of the Loan Agreement.

SECTION 4. Defined Terms. Any terms capitalized but not otherwise defined herein shall have the respective meanings set forth in the Agreement.

SECTION 5. Limited Effect. Except as amended hereby, the Agreement shall continue in full force and effect in accordance with its terms. Reference to this Amendment Number Nine need not be made in the Agreement or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Agreement, any reference in any of such items to the Agreement being sufficient to refer to the Agreement as amended hereby.

SECTION 6. Representations. In order to induce the Lender to execute and deliver this Amendment Number Nine, the Borrower hereby represents to the Lender that as of the date hereof, the Borrower is in full compliance with all of the terms and conditions of the Agreement and no Default or Event of Default has occurred and is continuing under the Agreement.

SECTION 7. Governing Law. This Amendment Number Nine shall be construed in accordance with the laws of the State of New York and the obligations, rights, and remedies of the parties hereunder shall be determined in accordance with such laws without regard to conflict of laws doctrine applied in such state (other than Section 5-1401 of the New York General Obligations Law).

SECTION 8. Counterparts. This Amendment Number Nine may be executed by each of the parties hereto on any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Borrower and the Lender have caused this Amendment Number Nine to be executed and delivered by their duly authorized officers as of the day and year first above written.

E-LOAN, INC.
(Borrower)

By: /s/ Steven Majerus
Name:
Title:

GREENWICH CAPITAL FINANCIAL PRODUCTS. INC.
(Lender)

By: /s/ Anthony Palmisano
Name: Anthony Palmisano
Title: Vice President